1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Min +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

May 21, 2025

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah L. O’Neal

Re: Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Ms. O’Neal:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”) on Post-Effective Amendment (“PEA”) No. 175 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 177 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on March 14, 2025. PEA No. 175 relates to the registration of shares of Schwab Government Money Market ETF (the “Fund”), which is a new series of the Registrant. The SEC staff’s (the “Staff”) comments were provided by you to Phillip M. Garber of Dechert LLP on May 1, 2025.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 175, unless otherwise noted. A summary of the Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Has Registrant considered more prominent disclosure regarding settling its share transactions on a T+1 basis rather than the T+0 basis typically used for money market funds?

Response: The Registrant does not currently expect to include more prominent disclosure regarding settling its share transactions on a T+1 basis. The Registrant respectfully notes that money market funds are not required to settle share transactions on a T+0 basis and, indeed, many do not settle share transactions on a T+0 basis.1

[1]	See e.g., BlackRock Summit Cash Reserves Fund, Prospectus (Aug. 22, 2023), available at https://www.sec.gov/ix?doc=/Archives/edgar/data/353281/000119312523217891/d475388d485bpos.htm; PGIM Government Money Market Fund, Prospectus (Sept. 29, 2023), available at https://www.sec.gov/ix?doc=/Archives/edgar/data/67590/000168386323006834/f36424d1.htm

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2.	Comment: Does the Fund expect to apply for access to the Federal Reserve’s Overnight Reverse Repurchase Agreement Facility?

Response: The Registrant does not currently expect the Fund to apply for access to the Federal Reserve’s Overnight Reverse Repurchase Agreement Facility at launch given the requirements for an SEC-registered money market fund to have a minimum size of $2 billion in net assets or a minimum average outstanding amount of facility transactions of $500 million.

3.	Comment: Does the Fund expect its shares to be eligible for payment of collateral at clearinghouses, such as the Chicago Mercantile Exchange (“CME”), which accept shares from certain money market funds under the Interest Earning Facility 2 (“IEF 2”) Money Funds Program?

Response: The Fund is aware of the CME’s IEF 2 Money Funds Program. The Fund does not anticipate that its shares will be eligible for payment of collateral at clearinghouses, such as CME under its IEF 2 Money Funds Program, because the Fund would not meet all of the conditions applicable to money market funds under Commodity Futures Trading Commission (“CFTC”) Regulation 1.25. Namely, the Fund likely does not meet the condition under CFTC Regulation 1.25(c)(5) that a qualifying money market fund be legally obligated to redeem an interest and to make payment in satisfaction thereof by the business day following a redemption request due to the manner in which the Fund as an exchange-traded fund (“ETF”) issues and redeems Shares directly only in Creation Units. The Fund notes that, to date, it does not appear that the CFTC has explicitly considered the eligibility of money market fund ETFs for these purposes. In the event that the Fund’s operations align with CFTC regulatory requirements in the future, the Fund could apply to the CME for inclusion in this voluntary program.

4.	Comment: Please confirm that the Fund will comply with the website posting requirements of Rule 6c-11 and Rule 2a-7 under the 1940 Act.

Response: The Registrant confirms that the Fund will comply with the website posting requirements of both Rule 6c-11 and Rule 2a-7.

5.	Comment: Does the Registrant expect an investment in the Fund to qualify as a “cash equivalent” for purposes of U.S. Generally Accepted Accounting Principles (“GAAP”)? Why or why not? How would this analysis change in a stressed market or a material liquidity event in the U.S. Treasury market, such as a debt ceiling impasse event?

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Response: Because the Fund expects to qualify as a “government money market fund” pursuant to Rule 2a-7 under the 1940 Act, the Registrant expects an investment in the Fund, under normal circumstances, to qualify as a “cash equivalent” for purposes of GAAP, consistent with the Staff’s position.2 Under GAAP, cash equivalents are defined as “short-term, highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates” and a money market fund is included as an example of a cash equivalent.3 Furthermore, the Registrant does not believe that the Fund’s structure as an ETF would impact this analysis. Similar to other types of money market funds, a stressed market or a material liquidity event may change this analysis if the Fund experiences credit or liquidity issues, in which case an investment in the Fund may no longer qualify as a “cash equivalent.”

6.	Comment: How does the Fund intend to access the U.S. Treasury repurchase agreement market in light of the SEC’s adoption of rules requiring central clearing in the U.S. Treasury market?

Response: Fund is aware of the SEC’s new rules requiring central clearing of U.S. Treasury repurchase agreements and the compliance date thereunder on June 30, 2027. The Registrant expects that the Fund will be able to access the Fixed Income Clearing Corporation’s (“FICC”) Sponsored Service based on an existing Sponsored Member Agreement between the Registrant and certain financial institutions. The Fund may enter into agreements with other various intermediaries that are members of FICC in order to transact in cleared U.S. Treasury repurchase agreements in FICC’s Sponsored Service. The Fund also will track developments with respect to other access models and may consider also utilizing such models as they become available to registered funds.

7.	Comment: Please provide the Staff a copy of the completed “Fund fees and expenses” and “Example” tables for the Fund.

Response: The completed “Fund fees and expenses” and “Example” tables is attached hereto at Appendix A.

[2]	See SEC, Money Market Fund Reform; Amendments to Form PF, Rel. No. IC-31166 at section III.A.7.

[3]	See FASB Accounting Standards Codification (“FASB ASC”) paragraph 305-10-20.

May 21, 2025 Page 4

8.	Comment: The prospectus states that Creation Units may be redeemed for cash or securities. If the Fund expects Creation Units will primarily be redeemed in exchange for cash, please disclose as a principal risk that the redemption of Creation Units in cash assets will incur certain costs, like brokerage and tax gains/losses, that might not be incurred if the Fund primarily redeemed Creation Units in kind.

Response: The Registrant has added the following disclosure to the prospectus:

a.	Disclosure added to the “Principal Risks” section of the prospectus:

Cash Transaction Risk. The fund issues and redeems shares at the fund’s NAV only in large blocks of shares (Creation Units). Purchases and redemptions of Creation Units that are made primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the fund to incur additional costs that the fund may not have incurred if the fund had made purchases or redemptions in-kind. To the extent that the transaction fees payable by the Authorized Participant do not offset the costs associated with a cash transaction, the fund's performance may be negatively impacted.

b.	Disclosure added to the “More Information About Principal Risks” section of the prospectus:

Cash Transaction Risk. The fund issues and redeems shares at the fund’s NAV only in Creation Units. Purchases and redemptions of Creation Units that are made primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the fund to incur additional costs including brokerage costs and taxable capital gains or losses that the fund may not have incurred if the fund had made purchases or redemptions in-kind. Accordingly, the fund may pay out higher annual capital gain distributions than a similar fund that utilized an in-kind redemption process. The fund imposes transaction fees to offset all or a part of the costs associated with utilizing cash as part of a creation or redemption transaction. To the extent that the transaction fees payable by the Authorized Participant do not offset the costs associated with a cash transaction, the fund's performance may be negatively impacted.

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9.	Comment: Please bold the following statement included on page 3 of the prospectus: “Because fund shares trade at market prices rather than at NAV, fund shares may trade at a price greater than NAV (premium) or less than NAV (discount).”

Response: The Registrant has made the requested change.

10.	Comment: Please bold the following statement included on page 4 of the prospectus: “Most individual investors, therefore, will not be able to purchase shares directly from the fund.”

Response: The Registrant has made the requested change.

11.	Comment: The Staff notes that “operational risk” is disclosed as a principal risk under “More Information About Principal Investment Risks” but is not disclosed as a principal risk in the summary prospectus. If operational risk is not a principal risk, please remove the risk or consider moving it to the SAI.

Response: The Registrant has moved the operational risk disclosure to the SAI.

12.	Comment: Please confirm the Fund will have an initial NAV of $100 dollars.

Response: The Registrant confirms the Fund will have initial an initial NAV of $100 dollars, rounded to the sixth decimal.

13.	Comment: Please confirm Registrant intentionally included risk disclosures for non-publicly traded securities and private placements, promissory notes, puts and restricted securities in the SAI.

Response: Registrant confirms these disclosures were intentionally included in the SAI.

14.	Comment: Page 7 of the SAI states “[t]o the extent the fund invests, or has invested, in shares of other investment companies.” Please confirm whether the Fund plans to invest in other investment companies, and if so, please confirm whether affiliated fund fees and expenses (“AFFE”) must be disclosed in the Fund’s annual fund operating expense table.

Response: The Registrant notes that the Fund may invest in other investment companies but does not currently anticipate that the Fund will incur AFFE in an amount that requires AFFE to be presented as a separate line item in the Fund’s annual fund operating expense table.

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15.	Comment: Please confirm Registrant intentionally included risk disclosure for variable- and floating-rate debt securities in the SAI.

Response: Registrant confirms this disclosure was intentionally included in the SAI.

16.	Comment: The Staff notes that the disclosure in the “Portfolio Holdings Disclosure” section of the SAI, under romanette (i), states that “the portfolio holdings will be kept confidential.” Please revise the disclosure to clarify that the Fund will disclose its portfolio holdings on a daily basis consistent with the portfolio holdings disclosure requirements under Rule 6c-11 of the 1940 Act.

Response: The Registrant notes that the disclosure identified by the Staff describes the general requirements of confidentiality provisions in agreements with third parties under the joint policies and procedures adopted by the Fund and other funds in the Schwab fund complex. The Registrant further notes that the SAI separately discloses that “each Schwab ETF discloses its portfolio holdings each business day on its website before the opening of regular trading on the ETF’s primary listing exchange in accordance with the requirements of Rule 6c-11 under the 1940 Act.” The Registrant believes that the disclosure accurately describes the Fund’s policies and procedures and substantively complies with Form N-1A requirements regarding disclosure of portfolio holdings. Registrant therefore respectfully declines to make the requested change.

17.	Comment: On page 25 of the Fund’s Statement of Additional Information, please delete the following disclosure: “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund;” and “(vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or Schwab Asset Management, have an adverse effect on the Trust or the rights of beneficial owners…” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the proposal and adoption of rule 6c-11, the SEC stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the SEC further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting

May 21, 2025 Page 7

individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the SEC’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant received a substantially similar comment to its Post-Effective Amendment No. 141, to which the Registrant responded through counsel by letter dated June 2, 2022, and Post-Effective Amendment No. 154, to which the Registrant responded through counsel on June 16, 2023. As noted in the June 2, 2022 response, certain changes were made to the Registrant’s disclosure in response to the Staff’s comment, thus no further changes are being made at this time. As noted in the prior responses, the Registrant respectfully submits that the 1940 Act does not obligate the Fund to accept a particular creation order. The SEC has acknowledged this principle. See, e.g., Investment Company Swing Pricing, 81 Fed. Reg. 82084, 82128 (Nov. 18, 2016) (“we note that unlike redemptions, funds may reserve the right to decline purchase requests”); Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holding, 69 Fed. Reg. 22299, 22302 (Apr. 23, 2004) (stating that “a fund may reserve the right to reject a purchase or exchange request for any reason, provided that it discloses this policy in its prospectus.”); see also Exchange-Traded Funds, 83 Fed. Reg. 37332, 37349 (July 31, 2018) (“we believe an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances . . . .”). The referenced disclosure, combined with other disclosure in the Fund’s registration statement, alerts prospective investors of the right of the Fund to reject a particular creation order consistent with this principle; it is not intended to address a scenario where an ETF suspends all creation orders indefinitely. The Registrant therefore declines to revise the disclosure.

*      *      *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

May 21, 2025 Page 8

Appendix A

Fund Fees and Expenses

This table describes the fees and expenses you may pay if you buy, hold and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)
None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.28
Other expenses(1)	None
Total annual fund operating expenses	0.28

(1) “Other expenses” is an estimate based on the expenses the fund expects to incur for its first full fiscal year.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those time periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Your actual costs may be higher or lower.

Expenses on a $10,000 Investment
1 Year	3 Years
$29	$90